Mail Stop 6010
Via Facsimile and U.S. Mail


August 26, 2005

Mr. Kuneo Ishihara
President and Representative Director
Millea Holdings, Inc
Otemachi First Square West 10F
5-1 Otemachi 1-chome
Chiyoda-ku, Tokyo 1000-004, Japan

      Re:	Millea Holdings, Inc.
      Form 20-F for Fiscal Year Ended March 31, 2004
	            File No. 000-31376

Dear Mr. Ishihara:

      We have reviewed your August 2, 2005 response to our June
16,
2005 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Critical Accounting Policies
Insurance Reserves, page 45

1. Please refer to your proposed disclosures to prior comments 2 and
3. You do not provide any quantification of the historical accuracy of your loss, claim and loss adjustment expense liability, its sensitivity to changes in key assumptions, such as claim frequency and severity, the range of loss reserve estimates as determined by your actuaries, and the potential impact of known trends and uncertainties on net income and cash flow. Also, we were unable to locate discussion and quantification of the risks associated with your longer-tail businesses, such as earthquake exposures. Please expand your proposed disclosure to include this information or tell us why these disclosures are not meaningful to investors.


Contractual Obligations, page 72

2. Please refer to prior comment 4. In Annex 4, you state that future payments for expected loss, claim and loss adjustment expense and policy benefits and losses have been excluded from the table of contractual obligations because lacking payment triggering events, they are not reasonably fixed and determinable. Given your asset-liability management processes and other resources, it appears that you possess the capability for estimating the future payments associated with these reserves based on your past experience. If management is able to determine the time period in which it expects to pay out these amounts then we believe you should include this disclosure in the contractual obligation table. For the portion of the reserves that management cannot determine the expected time period in which losses are paid, please disclose this fact, discuss why management cannot estimate the expected time period of payments and how your inability to estimate timing of payments could affect the asset-liability management process, and your future financial position or results of operations. Please expand your proposed disclosure, as appropriate.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

o) Reinsurance, page F-15

3. Please refer to prior comment 7. Please integrate the
information
in your response with existing footnote disclosure here or in Note
4
to describe the general nature of your reinsurance activities and your accounting treatment for these arrangements.

Note 4. Reinsurance, page F-26

4. Please refer to prior comment 8. We note that you provide a discussion of your insurance pooling arrangements with the Japan Earthquake Reinsurance Company Limited and the CALI Reinsurance Pool in the Business section but not in MD&A or the financial statements.
We noted that your maximum earthquake loss exposure for any one occurrence approximates 100 billion, which appears to warrant more prominent disclosure in your filing. Please expand your footnote disclosure for these insurance pooling arrangements to cover the basis for and timing of your assessments under each program, the amount of related provisions in policy liabilities and accruals, and your accounting treatment for these arrangements. Explain why the amount of loss reserves related to JER was "nil" at March 31, 2004, when you had been assigned a proportionate share of the earthquake risk in the JER pool and had recorded a deposit asset relating to your contractual rights to related funds held by JER.

Note 16. Business Segments, page F-39

5. Please refer to prior comments 9 and 10. We have read your proposed disclosure and have the following comments.
* It is unclear from your disclosure what is meant by "modified Japanese GAAP". Please disclose the nature and amount of adjustments made to Japanese GAAP for internal management reporting purposes as
described on page A9-1.
* We note that while adjusted income is determined based on
Japanese
GAAP, your proposed reconciliation to US GAAP consists primarily of
adjustments relating to reserves and deferred acquisition costs. Presumably, this reconciliation would include all differences between
Japanese GAAP and US GAAP. Please provide a complete description of
these reconciling items in accordance with paragraph 31 of SFAS
131
and the nature and amount of adjustments in the "other" category.
* Tell us how you plan to utilize these non-GAAP segment measures in your 2005 MD&A.
* On page A9-1 you state that "sum assumed" is a key financial measure of the life segment. Please clarify the nature of this financial measure and tell us why it is not included in the tabular presentations of your proposed disclosure.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      You may contact Frank Wyman, Staff Accountant, at 202-551-
3660
or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,



								Jim B. Rosenberg
							Senior Assistant Chief
      Accountant
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Mr. Kuneo Ishihara
Millea Holdings, Inc.
August 26, 2005
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